EXHIBIT 99.1

Bellatrix Announces Voluntary NYSE Delisting

CALGARY, Alberta, Jan. 22, 2019 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces that its board of directors has determined to commence procedures for the voluntary delisting of the Company’s common shares from the New York Stock Exchange (“NYSE”).

Bellatrix has notified the NYSE of its intent to file a Form 25 with the Securities and Exchange Commission (“SEC”) on or about February 1, 2019 to affect the voluntary delisting of Bellatrix’s common shares from the NYSE.

After careful consideration and a review of several options, the board of directors concluded that the delisting of Bellatrix’s common shares from the NYSE is in the Company’s best interests and provided several benefits to the Company including, but not limited to, reduced listing fees and internal administration costs, and in the future, the potential for cost reductions associated with U.S. reporting requirements.  The cost savings are expected to be realized annually starting in 2019, with incremental costs savings expected following de-registration of Bellatrix’s common shares with the SEC.

Bellatrix’s common shares will continue to trade on the Toronto Stock Exchange under the ticker BXE, and the Company remains in compliance with all TSX listing requirements.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

FORWARD LOOKING STATEMENTS: Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "continue", "intend" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning the intent to file a Form 25 with the SEC on or about February 1, 2019 to affect the voluntary delisting of Bellatrix shares from the NYSE, expectations about future de-registration with the SEC and associated cost savings.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability for all parties to satisfy all conditions for closing the acquisition; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports, including under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2017, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.